UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-14184

B.O.S. Better Online Solutions Ltd.
(Translation of registrant’s name into English)

20 Freiman Street

Rishon LeZion, 7535825 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K, including the exhibits, is hereby incorporated by reference into all effective registration statements, filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

Sales Agreement

On September 15, 2025, B.O.S. Better Online Solutions Ltd. (the “Company”) entered into a Sale Agreement (the “Sale Agreement”) with A.G.P/Alliance Global Partners (the “Sales Agent”) to issue and sell the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), with gross sales proceeds of up to $4,000,000 from time to time, through an at the market offering under which the Sales Agent will act as sales agent and/or principal (the “Agent”).

Subject to the terms and conditions of the Sale Agreement, the Agent has agreed to use its commercially reasonable efforts, consistent with its normal sales and trading practices to place the Ordinary Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in a written notice from the Company, unless the sale of the Ordinary Shares described therein has been suspended, cancelled or otherwise terminated.

The Sales Agent’s obligation to sell Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The sales, if, under the Sale Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on the Nasdaq Capital Market, on any other existing trading market for the Ordinary Shares or to or through a market maker.

The Sale Agreement provides that the commission payable to the Agent for sales of Ordinary Shares with respect to which the Agent acts as sales agent shall be equal to 3.0% of the gross proceeds of such sale.

The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company and the Agent have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-273540), as supplemented by the Prospectus Supplement dated September 15, 2025, relating to the sale of the Ordinary Shares.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

A copy of the Sale Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Sale Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Gornitzky & Co. Law Offices relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

Exhibits

Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Sales Agreement, dated as of September 15, 2025, by and between the Company and A.G.P.
5.1	Opinion of Gornitzky & Co. Law Offices.
23.1	Consent of Gornitzky & Co. Law Offices (included in Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions LTD.

Date: September 15, 2025	By:	/s/ Moshe Zeltzer
		Name:	Moshe Zeltzer
		Title:	Chief Financial Officer

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